UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Rise Gold Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76760R100

(CUSIP Number)

Daniel Oliver Jr.

713 Silvermine Road

New Canaan, CT 06840

(646) 797-3134

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 76760R100

1	NAME OF REPORTING PERSON Daniel Oliver Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, PF (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 583,070 (2)
	8	SHARED VOTING POWER 3,763,683 (3)
	9	SOLE DISPOSITIVE POWER 583,070 (2)
	10	SHARED DISPOSITIVE POWER 3,763,683 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,346,753 (4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) No cash consideration was given for 9-22-23 options; personal funds would likely be used to exercise the options

(2) Includes a total of 583,070 shares of common stock underlying warrants and options

(3) Includes 2,692,849 outstanding shares of common stock and 1,070,834 shares of common stock underlying warrants

(4) Includes 2,692,849 outstanding shares of common stock and 1,653,904 shares of common stock underlying warrants and options

(5) Based on a total of 40,362,800 shares of common stock outstanding on September 28, 2023

SCHEDULE 13D

CUSIP No. 76760R100

1	NAME OF REPORTING PERSON Myrmikan Gold Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,763,683 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,763,683 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,763,683 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IV

(1) Includes 2,692,849 outstanding shares of common stock and 1,070,834 shares of common stock underlying warrants

(2) Based on a total of 40,362,800 shares of common stock outstanding on September 28, 2023

SCHEDULE 13D

CUSIP No. 76760R100

1	NAME OF REPORTING PERSON Myrmikan Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,763,683 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,763,683 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,763,683 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IV

(1) Includes 2,692,849 outstanding shares of common stock and 1,070,834 shares of common stock underlying warrants

(2) Based on a total of 40,362,800 shares of common stock outstanding on September 28, 2023

Item 1. Security and Issuer.

The name of the issuer is Rise Gold Corp., a Nevada corporation (the "Issuer"), which has its principal executive offices at Suite 650, 669 Howe Street, Vancouver, British Columbia, Canada V6C 0B4. This report relates to the Issuer's class of common stock without par value.

Item 2. Identity and Background.

(a): This Schedule 13D has been jointly filed by Daniel Oliver Jr. as an individual, Myrmikan Gold Fund, LLC, a private investment fund (the "Fund"), and Myrmikan Capital, LLC, an investment adviser and manager of the Fund (the "Manager"). Mr. Oliver owns a 97.5% membership interest in, and is the manager of, the Manager. The parties filing the Schedule 13D are also referred to herein as "reporting persons."

(b): The address of each of the reporting persons is 713 Silvermine Road, New Canaan, Connecticut 06840.

(c): The Fund's principal business is investing in securities. The Manager's principal business is providing investment management for the Fund. Mr. Oliver's principal business is acting as manager of the Manager and providing investment management for the Fund.

(d): During the last five years none of the reporting persons has been convicted in a criminal proceeding.

(e): During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in their being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f): Mr. Oliver is citizen of the United States. The Fund is a Delaware limited liability company. The Manager is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

On September 22, 2023, the Issuer granted 94,070 options to Mr. Oliver pursuant to the Issuer's stock option plan. The options give Mr. Oliver the right to purchase up to 94,070 shares of the Issuer's common stock at an exercise price of $0.26 per share for a term of five years. The options were granted to Mr. Oliver as incentive compensation for his service as a Director to the Issuer. No cash consideration was given for the options. Mr. Oliver anticipates that he would finance any future exercise of the options by using his personal funds, but this may be subject to change depending on circumstances existing at the time of any such exercise.

Item 4. Purpose of Transaction.

Mr. Oliver was appointed a director of the Issuer on July 10, 2023. Mr. Oliver accepted the grant of options described in Item 3 for investment purposes. Mr. Oliver intends to seek to influence the policies of the Issuer with a goal of maximizing the value of the Issuer's common stock.

As of the date hereof, and except as otherwise disclosed herein, Mr. Oliver, the Fund and the Manager do not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the management of the Issuer or any change in the present board of directors of the Issuer other than in connection with the normal nominating process of the full board of directors for the Issuer's annual meeting of stockholders;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The reporting persons may purchase, sell or transfer common stock beneficially owned by them from time to time in public transactions depending on economic considerations. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the common stock by applicable law.

Item 5. Interest in Securities of the Issuer.

(a) - (b) As of the date of this report, Mr. Oliver beneficially owns, directly or indirectly, a total of 4,346,753 shares of the Issuer's common stock, which constitutes 10.3% of the class of common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The Fund beneficially owns a total of 3,763,683 shares of common stock, which constitutes 9.1% of the class as calculated in accordance with Rule 13d-3. As the manager of the Fund, the Manager is deemed to share beneficial ownership of the shares beneficially owned by the Fund. As the manager of the Manager, Mr. Oliver is likewise deemed to share beneficial ownership of the shares beneficially owned by the Fund and the Manager.

Rule 13d-3 provides, in part, that shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option or warrant) within 60 days. In computing the percentage ownership of any person under Rule 13d-3, the number of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the person does not necessarily reflect a person's actual ownership or voting power with respect to the number of shares actually outstanding.

All of the shares of common stock listed in the table below are currently beneficially owned, directly or indirectly, by Mr. Oliver. The Fund and the Manager share beneficial ownership of the 2,692,849 shares of common stock held by the Fund and the 1,070,834 shares underlying warrants held by the Fund.

Outstanding Shares	Shares Underlying Currently Exercisable Warrants or Options	Registered Holders
	489,000 (1) (Underlying Warrants)	Mr. Oliver
	94,070 (1) (Underlying Options)	Mr. Oliver
2,692,849 (2)		The Fund
	1,070,834 (2) (Underlying Warrants)	The Fund

(1) Voting and dispositive power held solely by Mr. Oliver

(2) Voting and dispositive power shared by Mr. Oliver, the Fund and the Manager

(c) Except as disclosed herein, the reporting persons did not engage in any transactions in the Issuer's class of common stock during the last 60 days.

(d) No person other than the reporting persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the reporting persons.

(e) Item 5(e) is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in Items 3, 4 and 5 is incorporated by reference in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits.

The reporting persons have entered into a Joint Filing Agreement dated September 29, 2023, which is attached as Exhibit "A" to this filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2023

/s/ Daniel Oliver Jr
Daniel Oliver Jr

Myrmikan Gold Fund, LLC

By:	/s/ Daniel Oliver Jr
Manager of Myrmikan
Capital, LLC

Myrmikan Capital, LLC

By:	/s/ Daniel Oliver Jr
Manager

EXHIBIT "A"

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the parties named below agree to the joint filing on behalf of each them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock of Rise Gold Corp., a Nevada corporation, and further agree that this Joint Filing Agreement be included as Exhibit "A" to such Schedule 13D. In evidence thereof, the undersigned hereby execute this agreement this 2nd day of October, 2023.

/s/ Daniel Oliver Jr
Daniel Oliver Jr

Myrmikan Gold Fund, LLC

By:	/s/ Daniel Oliver Jr
Manager of Myrmikan
Capital, LLC

Myrmikan Capital, LLC

By:	/s/ Daniel Oliver Jr
Manager